SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

EPSILON ENERGY LTD.
_____________________________________________________________________________
(NAME OF ISSUER)

Common Shares, no par value
_____________________________________________________________________________
(Title of Class of Securities)

294375209
_____________________________________________________________________________
(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
James A. Deeken
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800

June 6, 2023
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

1	NAMES OF REPORTING PERSONS
Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

1	NAMES OF REPORTING PERSONS
Paragon JV Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

1	NAMES OF REPORTING PERSONS
Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and Paragon Associates III, Ltd. a Texas limited partnership (“Paragon III”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer”, and collectively with Paragon JV and Paragon GP, the “Reporting Persons”).  This Amendment further modifies the original Schedule 13D filed with the Securities and Exchange Commission on September 18, 2020 (as amended by this Amendment, the “Schedule 13D”), relating to Common Shares, no par value (the “Common Shares”), of Epsilon Energy Ltd., an Alberta corporation (the “Issuer”).  Additionally, on October 31, 2022 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment relates to Common Shares sold by Mr. Dyer for the account of Paragon JV on behalf of Paragon, Paragon II and Paragon III.  Paragon GP serves as the general partner of each of Paragon, Paragon II and Paragon III and as the investment advisor of Paragon JV and may direct the vote and disposition of the 900,000 Common Shares held by Paragon JV.  As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 900,000 Common Shares held by Paragon JV.

Item 3.	Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

              The net investment costs (including commissions, if any) of the Common Shares purchased by the Reporting Persons is $ 3,396,419.89.  The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a)     As of June 9, 2023, Paragon JV, by virtue of carrying out the purposes of Paragon, Paragon II and Paragon III per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 2, 2010 and is incorporated herein by reference, as subsequently amended by the First Amendment thereto, a copy of which was filed as Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on July 27, 2015 and incorporated herein by reference, beneficially owns 900,000 Common Shares, which represents 3.9% of the Issuer’s outstanding Common Shares.

The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 900,000 Common Shares owned by Paragon JV, by (ii) 22,926,444 Common Shares outstanding as of May 9, 2023 based upon the Form 10-Q filed with the Securities and Exchange Commission on August May 11, 2023.

Paragon GP does not have direct beneficial ownership of the 900,000 shares of the Issuer’s Common Shares; however, Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 900,000 shares of the Issuer’s Common Shares; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

              (b)     Paragon JV has the power to vote and dispose of the 900,000 Common Shares it holds; Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, has the power to vote and dispose of the 900,000 Common Shares held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon JV and the authorized agent of Paragon JV, has the power to vote and dispose of the 900,000 Common Shares held by Paragon JV.

               (c)     Except as reported in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Shares during the past sixty (60) days by the Reporting Persons.  The transactions in the Common Shares were effected in the open market.

   (d)    Not Applicable.

   (e)    On October 31, 2022 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

By: /s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Authorized Agent
PARAGON JV PARTNERS, LLC By: /s/ Bradbury Dyer III Name: Bradbury Dyer III Title: Sole and Managing Member BRADBURY DYER III

By: /s/ Bradbury Dyer III

Annex A

As of 4:00 PM ET on June 9, 2023.

Trade		Buy /	Quantity	Price per Share
Date	Security	(Sell)		(US$)
----------	-------------------------	----	--------------	--------------
6/5/2023	Epsilon Energy EPSN	(Sell)	14,940	$ 5.0006 (1)
6/6/2023	Epsilon Energy EPSN	(Sell)	50,000	$ 4.9380 (2)
6/7/2023	Epsilon Energy EPSN	(Sell)	43,569	$5.0212 (3)
6/8/2023	Epsilon Energy EPSN	(Sell)	50,000	$ 4.9919 (4)
6/9/2023	Epsilon Energy EPSN	(Sell)	33,454	$ 5.0176 (5)

(1)
The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.0000 to $5.0007, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4) and (5).

(2)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.9163 to $4.9690, inclusive.
(3)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.0017 to $5.0231, inclusive.
(4)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.9769 to $5.0129, inclusive.
(5)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.0125 to $5.02, inclusive.